UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Under the Securities Exchange Act of 1934

MARWICH II, LTD.
(Exact name of registrant as specified in its charter)

Colorado	000-51354	84-0925128
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12773 Forest Hill Boulevard West Palm Beach, Florida	33414
(Address of Principal Executive Offices)	(Zip Code)

(561) 798-2907
Registrant's Telephone Number, Including Area Code

(Former name or former address, if changed since last report)

* * * * * * * * * * * * *
NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
REQUESTED TO SEND THE COMPANY A PROXY.
* * * * * * * * * * * * *

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

June 26, 2006

This Information Statement is being furnished to holders of record as of June 26, 2006 of the common stock of Marwich II, Ltd., a Colorado corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "34 Act"), and Rule 14f-1 promulgated thereunder.

No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited. References throughout this Information Statement to "we", "us" and "our" are to Marwich II, Ltd.

INTRODUCTION

On June 23, 2006, Marwich II, Ltd (the "Company"), Pride Equities, Inc., Marq J. Warner and Michael R. Deans (the “Shareholders”) entered into a Stock Purchase Agreement (the “Purchase Agreement") with American Ethanol, Inc., a Nevada corporation (“American”). Pursuant to the Purchase Agreement, American has purchased from the Shareholders an aggregate of 3,343,200 shares of the Company’s common stock held by the Shareholders (the “Shares”) for an aggregate purchase price of $675,000. The acquisition of shares by American to the Purchase Agreement is referred to herein as the "Purchase".

On June 23, 2006, the Company entered into an Agreement and Plan of Merger (the "Agreement") with American pursuant to which American will merge with and into the Company and all of the issued and outstanding securities of American will be converted into the right to receive securities of the Company (the "Merger"). As part of the Merger, American will cancel all 3,343,200 shares it holds in the Company. After the share cancellation and prior to the issuance of shares to the shareholders of American, the total issued and outstanding common stock of the Company will be 442,464 shares. Assuming no shareholder of American or the Company elects dissenters' rights and that the capitalization of either company does not change prior to the closing of the Merger, at the closing of the Merger, the American shareholders will be issued approximately 84.6 million shares of the Company’s common stock and the Company will assume a warrant exercisable for an additional 800,000 shares of Common Stock. As a result, the former American shareholders will own approximately 99.5% of the Company’s issued and outstanding common stock on a fully diluted basis. Furthermore, upon the closing of the Merger, the Company will change its name to "American Ethanol, Inc." The closing of the transaction is subject to certain covenants, conditions and representations, including the approval of the shareholders of the Company and American.

Simultaneous with the Purchase, George A. Powell and Peter Porath resigned from the Company’s board of directors and Timothy Morris was appointed to the Company's board of directors and will serve with Michael Schumacher, a current director. Following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act and the mailing of this Information Statement to the Company’s shareholders, Mr. Schumacher will resign and the composition of the Company's board will change such that Mr. Morris will be the sole director. Also effective upon the closing of the Purchase, Mr. Schumacher, Mr. Powell and Mr. Porath resigned as the officers of the Company and Mr. Morris was appointed by the Company's board of directors as Chief Executive Officer of the Company and William J. Maender was appointed by the Company's board of directors as Chief Financial Officer and Secretary of the Company.

Please read this Information Statement carefully. It contains certain biographical and other information concerning the incoming executive officers and director after the closing of the Purchase. You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is presently authorized to issue 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. There are currently issued and outstanding 3,785,664 shares of Common Stock and no shares of Preferred Stock. Each share of Common Stock is entitled to one vote. The following table sets forth following the consummation of the Purchase certain information regarding the outstanding shares of Common Stock beneficially owned by (1) each person who beneficially owns more than five percent of such Common Stock, and (2) the Company's directors and executive officers. The information relating to share ownership is based upon information furnished to the Company. The Company believes that the anticipated beneficial owners of Common Stock, based on information supplied by such owners, have sole investment and voting power with respect to the Common Stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
5% Holders
American Ethanol, Inc. 203 N. LaSalle Street, Suite 2100 Chicago, IL 60601	3,343,200	88.3%
Eric A. McAfee(2)	(3)	(3)
Laird Cagan(2)	(3)	(3)
Michael Peterson(2)	(3)	(3)
Janakiram Ajjarapu(2)	(3)	(3)
Surendra Ajjarapu(2)	(3)	(3)

Officers and Directors
Timothy Morris(2)	(3)	(3)
William Maender(2)	(3)	(3)
Michael Schumacher 2525 Fifteenth Street, Suite 3H, Denver, Colorado 80211	-	-

(1)	The percentage of Common Stock is calculated based upon 3,785,664 shares issued and outstanding.
(2)	The business address for these individuals is 203 N. LaSalle Street, Suite 2100, Chicago, IL 60601.
(3)
Eric A. McAfee, Laird Cagan, Michael Peterson, Janakiram Ajjarapu, Surendra Ajjarapu, Timothy Morris and William Maender are shareholders and members of the board of directors of American Ethanol, Inc. and thus may be deemed to beneficially own the shares of the Company held by American Ethanol, Inc.

INCOMING DIRECTOR AND EXECUTIVE OFFICERS

Upon the closing of the Purchase, Timothy Morris was appointed as a director and the Chief Executive Officer of the Company alongside current director Michael Schumacher. Mr. Schumacher will resign as a director immediately upon the completion of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act and the mailing of this statement to the Company’s shareholders. Accordingly, Mr. Morris will then constitute the Company's entire board. Generally, the directors of the Company serve one year terms until their successors are elected and qualified. In addition, William Maender was appointed Chief Financial Officer and Secretary of the Company.

BIOGRAPHICAL INFORMATION REGARDING
THE DIRECTOR AND EXECUTIVE OFFICERS

The principal occupation and brief summary of the background of the Company's directors and executive officers is as follows:

MICHAEL SCHUMACHER, 56. Michael Schumacher has been President, Treasurer, Chief Financial Officer and a Director of the Company since October 2004. Mr. Schumacher was President and Chairman of the Board of Prime Rate Income and Dividend Enterprises, Inc., a public company, until December 2002. Mr. Schumacher was a director and officer of Sun Vacation Properties Corporation (formerly Commonwealth Equities, Inc.), a public company, from November 2000 until February 2001, and a director and officer of Vacation Ownership Marketing, Inc., a public company) from May 2000 until August 2001. Since January 2003, Mr. Schumacher has been Vice-President and a Director of Federal Mortgage Corporation of Puerto Rico, an inactive public company. He is also, since June 2003, a Vice-President and Director of National Superstars, Inc, an inactive public company. Mr. Schumacher is President, Chairman of the Board, and controlling shareholder of Pride, Inc. and its wholly-owned subsidiaries, including Pride Equities, Inc. Pride, Inc. and its subsidiaries are primarily in the real estate investment business. Mr. Schumacher is President and Treasurer of Birch Branch, Inc. Mr. Schumacher is also a Director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Denver, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a Bachelor of the Sciences Degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

TIMOTHY MORRIS, 46. Mr. Morris has been the Chief Executive Officer of American Ethanol, Inc. since January 2006. From 2002 to 2005 Mr. Morris was a Vice President with United Bio Energy, LLC (formerly Fagen Management, LLC) where he was responsible for the operation of four fuel ethanol production facilities and the start-up of four new $60 million facilities in 2004. From 1993 to 2002 Mr. Morris served as a Plant Manager for Minnesota Corn Processors, LLC, in Columbus, Nebraska where he managed the operation of a $400 million wet milling facility that processed corn to produce fuel ethanol, corn syrup, and corn starch. Previously, Mr. Morris spent six years in brewery plant operations domestically and internationally with Coors Brewing, Inc. (Golden, Colorado) and six years of feed processing plant operations with Cargill, Inc.

WILLIAM J. MAENDER, 59. Mr. Maender has been the Chief Financial Officer and Secretary of American Ethanol, Inc. since January 2006. From 2002 to December 2005 Mr. Maender was Vice President and Chief Financial Officer of Applied Tech Products, a privately held contract manufacturer of injection molded plastic and rubber products. From 2000 to 2002, Mr. Maender was the Vice President and Chief Financial Officer of Lombard Technologies, Inc. a privately held contract metal finishing company. Mr. Maender holds a BS degree in accounting from Quincy University and an MBA in Finance from Southern Illinois University.

CHANGE OF CONTROL

On June 23, 2006, the Company, Pride Equities, Inc., Marq J. Warner and Michael R. Deans (the “Shareholders”) entered into the Purchase Agreement with American. Pursuant to the Purchase Agreement, American has purchased from the Shareholders an aggregate of 3,343,200 shares of the Company’s Common Stock held by the Shareholders (the “Shares”) for an aggregate purchase price of $675,000. As a result of the consummation of the sale of the Shares to American pursuant to the Agreement, American now owns approximately 88.3% of the outstanding stock of the Company and, consequently, has a controlling interest in the Company. American used its own funds to complete the purchase of the Shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 2004, the Company’s board of directors, appointed Michael Schumacher, George A. Powell and Peter Porath as officers and directors of the Company. Messrs Schumacher, Powell and Porath are shareholders of Pride Equities, Inc. In addition, management then secured the services of Pride, a consulting firm, which was expected to assist the Company in its efforts to salvage value for the benefit of its shareholders. Pride contributed $30,000.00 as paid in capital to the Company to pay professional fees and costs associated with the Company’s filings with the Securities and Exchange Commission so as to reactivate the Company as a reporting company. Pride also agreed to advise the Company as to potential business combinations. In consideration for these services and the capital contribution(s), the Company issued Pride 480,000 shares of its common stock, representing 50.717% of its common stock outstanding as of November 30, 2004.

Timothy Morris and William Maender are the Chief Executive Officer and Chief Financial Officer, respectively, and members of the board of directors of American Ethanol, Inc. On June 23, 2006, the Company and the Shareholders entered into the Purchase Agreement with American, pursuant to which American purchased from the Shareholders an aggregate of 3,343,200 shares of the Company’s common stock held by the Shareholders for an aggregate purchase price of $675,000. Except with respect to the Purchase, neither the Company’s sole director and it executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights of the Company’s capital stock, has during the past three years had any material interest in any transaction to which the Company is a party.

On June 23, 2006, the Company entered into an Agreement and Plan of Merger (the "Agreement") with American pursuant to which American will merge with and into the Company and all of the issued and outstanding securities of American will be converted into the right to receive securities of the Company (the "Merger"). As part of the Merger, American will cancel all 3,343,200 shares it holds in the Company. After the share cancellation and prior to the issuance of shares to the shareholders of American, the total issued and outstanding common stock of the Company will be 442,464 shares. Assuming no shareholder of American or the Company elects dissenter' rights and that the capitalization of either company does not change prior to the closing of the Merger, at the closing of the Merger, the American shareholders will be issued approximately 84.6 million shares of the Company’s common stock and the Company will assume warrants exercisable for an additional 800,000 shares of its Common Stock and therefore the American shareholders will own approximately 99.5% of the Company’s issued and outstanding common stock on a fully diluted basis. Furthermore, upon the closing of the Merger, the Company will change its name to "American Ethanol, Inc." The closing of the transaction is subject to certain covenants, conditions and representations, including the approval of the stockholders of Company and American.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company's current officers or directors received any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past 14 years. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company.

It is not currently contemplated that Mr. Morris, Mr. Maender or Mr. Schumacher will be compensated for serving as either an officer and/or director of the Company until after the closing of the Merger.

COMMITTEES

The Company has not yet determined what, if any, committees of the Board of Directors will be constituted.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a)., execept that Pride Equities, Inc. and its affiliates failed to timely file a Form 3 with respect to the acquisition of the Company shares.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MARWICH II, LTD.

Date: June 24, 2006	By:	/s/ William Maender
William Maender
Chief Financial Officer